Exhibit 15.4

August 14, 2023
Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	Uxin Limited Submission under the Item 16I(a) of Form 20-F
Attn:	Division of Corporation Finance Office of Trade & Services

VIA EDGAR

Dear Sir/Madam,

In compliance with the Holding Foreign Companies Accountable Act, Uxin Limited (the “Company”) is submitting via EDGAR the following information as required under Item 16I.(a) of Form 20-F.

For the immediately preceding annual financial statements period, the Company’s auditor, PricewaterhouseCoopers Zhong Tian LLP (a registered public accounting firm that The United States Public Company Accounting Oversight Board was previously unable to inspect or investigate completely) issued an audit report for the Company for the fiscal year ended March 31, 2022.

To the Company’s best knowledge and based on an examination of its register of members and the public filings made by its shareholders including the Schedule 13D/As filed by NIO Capital Entities on July 7, 2023, Schedule 13D/As filed by Astral Success Limited on July 7, 2023 and Schedule 13D/As filed by GIC Private Limited on February 9, the Company respectfully submits that it is not owned by a governmental entity in the jurisdiction in which it is incorporated or otherwise organized and it is not controlled by a governmental entity in mainland China as of the date of this submission.

Based on an examination of the Company’s register of members and the public filings made by the Company’s shareholders, no shareholder owned more than 5% of the Company’s outstanding shares and/or aggregate voting power as of August 14, 2023 on an as-converted basis other than Xin Gao Group Limited, NIO Capital Entities, Astral Success Limited and GIC Private Limited (collectively, the “Principal Shareholders”). The Principal Shareholders collectively beneficially owned approximately 65.7% of the Company’s total outstanding shares on an as-converted basis and approximately 69.1% of aggregate voting power as of the same date. The Company respectfully submits that, to its best knowledge and based on an examination of its register of members and public filings made by its shareholders, it is not aware of any of the foregoing shareholders being owned or controlled by a governmental entity in the foreign jurisdiction as of the date of this submission. Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership” of the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2023 filed with the SEC on August 14, 2023 for more details.

In addition, the Company is not aware of any governmental entity that is in possession of, direct or indirect, of the power to control the ownership of the Company, whether through the ownership of voting securities, by contract, or otherwise.

Should any member of the Staff have any questions or comments regarding the Company’s submission set forth above, please do not hesitate to contact our outside legal counsel, Li He, Davis Polk & Wardwell, at (852) 2533-3306 and Ran Li, Davis Polk & Wardwell, at (86) 10 8567-5013.

Sincerely yours,
UXIN LIMITED
By:	/s/ Feng Lin
Name: Feng Lin
Title: Chief Financial Officer

cc:	Li He
Ran Li
Davis Polk & Wardwell LLP